SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING

                                -----------------


Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  0-114244

                          WHITE CLOUD EXPLORATION, INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

Utah                                                          84-0959153
---------------------------                                   ------------------
State or Other Jurisdiction                                   (I.R.S. Employer
of incorporation or organization)                             Identification
                                                              Number)

1430 Larimer #209, Denver, CO            80202
-------------------------------------------------
(Address of principal Executive Offices  Zip Code)

Registrant's telephone number, including area code: None


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


Voting Shares Outstanding

As of September 30, 1997, there were 100,000 voting shares of the Registrant's $.001 par value common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of September 30, 1997, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:




===============================================================================================================
Name and Address of                               Number of
Beneficial Owner                                Shares Owned
                                                Beneficially                             Percent
                                               and of Record                             of Class
---------------------------------------------------------------------------------------------------------------
David Galoob               (1)              0                3,505,461*                               23%*
---------------------------------------------------------------------------------------------------------------
Robert Galoob              (1)              0                3,505,461*                               23%*
---------------------------------------------------------------------------------------------------------------
WCM Investments, Inc.                  72,000                  950,000*             72%              6.8%*
---------------------------------------------------------------------------------------------------------------
Mark G. Hollo                               0                1,820,000*                               12%*
---------------------------------------------------------------------------------------------------------------
Martin S. Sands                             0                  910,000*                                6%*
---------------------------------------------------------------------------------------------------------------
Steven S. Sands                             0                  910,000*                                6%*
---------------------------------------------------------------------------------------------------------------
ARC Angel Holding Company LLC               0                1,580,000*                             10.5%*
---------------------------------------------------------------------------------------------------------------
Dev Mahanti                                15                       15            .0001%           .0001%*
---------------------------------------------------------------------------------------------------------------
Steve Signer                            5,289                    5,289             .035%            .035%*
===============================================================================================================

 *   Post Transaction (after completion of Watchout and Goldpoint Acquisitions described herein below).

     (1) Director designee

Changes in Control of Registrant

     On April 17, 1997, WCM Investments, Inc. (beneficially William C. Meier) purchased control of Registrant through the acquisition of 5,010,750 shares of common stock which constituted 51% of total then outstanding common stock.

     On May 14, 1997, the company issued 7,500,000 shares of common stock to WCM
Investments, Inc. for $7,500 in consideration. This, in the aggregate, increased control of WCM Investments, Inc. to 72.2% of the outstanding shares.

     On May 30, 1997, the company entered into an agreement with Goldpoint, Ltd.
to acquire the LLC interest of Goldpoint for 2,140,000 shares of common stock of registrant which agreement is expected to be fully consummated upon the effectiveness of appointment of Messrs. Robert Galoob and David Galoob as directors.

     On May 30, 1997, the company entered into an agreement with Watchout,  Inc.
to acquire the stock of Watchout for 11,640,000 shares of common stock of registrant which agreement is expected to be fully consummated upon the effectiveness of appointment of Messrs. Robert Galoob and David Galoob as directors.



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

     The Watchout and Goldpoint transactions result in the issuance of 11,640,000 shares (78%) and 2,140,000 shares (14%) respectively on a post-reverse split basis. The Board of Directors approved and made effective a one for 173.25 share reverse split on June 29, 1997.



                        DIRECTORS AND EXECUTIVE OFFICERS


     The current Directors and Executive officers of Registrant are:

         Steven Signer          Director              President
         Robert Galoob                                Vice President
         Dev Mahanti            Director              Secretary


Legal Proceedings

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant, except Robert Galoob and David Galoob have a material interest and will own 3,505,461 shares each after the Watchout, Inc. acquisition has occurred.


Management

     Identification of Directors to be appointed without shareholder meeting
     -----------------------------------------------------------------------

     Upon consummation of the Goldpoint and Watchout transactions, but in no event sooner than ten days after the filing of this Form and Notice to shareholders the present Directors of the Company, Steven Signer, and Dev Mahanti will resign effective upon consummation of the transactions. The persons nominated to be directors of the Registrant, and their ages, are as follows:

         Name                       Age
         ----                       ---

         Robert Galoob               44
         David Galoob                48

     There is at this time no formal arrangement for the appointment of persons as executive officers of the Registrant following the appointment of the above individuals as directors of the Registrant. Robert Galoob has been appointed as Vice President effective September 5, 1997.

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




     Business Experience
     -------------------

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     Robert Galoob obtained a B.S. from the University of California at Berkeley in 1975. He was President and Director of Robert Galoob, Inc. from 1989 to 1995. From 1995 to present he has been President and a Director of Galoob Enterprises, Inc. now known as Watchout, Inc.

     David Galoob attended college at City College of San Francisco, University of Oklahoma and University of Southern California. From 1970 to 1991 he was employed by Lewis Galoob Toys, Inc. in various management positions including President, CEO, and Chairman of the Board. He retired in 1991. From 1991 to
1996, we was co-president and co-chairman of the board of the original San Francisco toy makers.

     No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding.


     Transactions with Management and Others
     ---------------------------------------

     There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

         WCM Investments, Inc. (beneficially William C. Meier)
                  43,290 shares (adjusted for reverse split) were issued
                           for investment of $7,500.

         WCM Investments, Inc. (beneficially William C. Meier)
                  250,000 shares*
                  700,000 shares*

         Aero Welding & Manufacturing, Inc.        75,000* shares
                  (To be issued.)

         Black Watch Oil & Minerals, Corp.          75,000* shares
                  (To be issued.)

         M.A. Littman                               50,000* shares

*  To be issued upon completion of the Watchout Acquisition.


     Shares will be issued to the following shareholders who will own 5% or more of total shares on consummation of the Watchout and Gold Point transactions, which is to be completed upon appointment of Messrs. Robert Galoob and David Galoob as directors.

             Name                                     No. of Shares
             ----                                     -------------

        Robert Galoob                                   3,505,461
        David Galoob                                    3,505,461
        Mark G. Hollo                                   1,820,000
        Martin S. Sands                                   910,000
        Steven S. Sands                                   910,000
        ARC Angel Holding Company LLC                   1,580,000


Committees of the Board of Directors

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.


Meetings of the Board of Directors

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate an acquisition.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 30, 1997          WHITE CLOUD EXPLORATION, INC.



                                   by: /s/  Steven Signer
                                      ------------------------------------------
                                      Steven Signer, President


















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